Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

April 5, 2022

Re: Orion Bliss Corp

Amendment No. 5 to Registration Statement on Form S-1

Filed November 26, 2021

File No. 333-257326

Dear Sirs and Madams: Li Xiao, Ada Sarmento, Al Pavot , and Joe McCann.

In response to your letter dated February 4, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2021.

Personal message:

During difficult times that are going on in the world right now I pray for peace and safety of everyone:

S-1 Amendment #7 filed March 10, 2022

Description of our business Agreement with our supplier, page 20

1. We note your response to prior comment 2 and reissue the comment in part. Please revise to expand your summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It appears from current disclosure and the agreement that you have filed as Exhibit 10.3 that the agreement represents a legal obligation that "applies where [you] provide [your] personal data and specifically consent to Red Hot Products Ltd. using it to provide you with a specific service, purchasing Milk_Shake products..." It is not clear, however, from the terms of the agreement or your current disclosure that you have specifically agreed to buy any Milk_Shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. For example, the contract does not appear to include terms concerning amounts of product to be purchased or sold or time periods during which purchases or sales will occur. Rather, it appears that if you do decide to purchase products from Red Hot Products Ltd., then the terms of this agreement, which appear to relate primarily to use of personal data, will apply. To the extent that there are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. We also note your disclosure on page 4 that you will be purchasing products directly from the developer, yet your disclosure here states that you will be purchasing from the distributor Red Hot Products Ltd. If you will be purchasing from the distributor, please revise your disclosure on page 4 to clarify that you will be purchasing products from the distributor Red Hot Products Ltd. to align with your disclosure here on page 20.

Marina Konstantinova

Orion Bliss Corp.

April 5, 2022

Response:

Page 4 – The contract has been amended to include more information.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page II-2

2. Your auditor's consent included in this amendment is dated January 18, 2022. Please ask your auditor to provide an updated consent before going effective considering the passage of time.

Response:

Provided

Please direct any further comments to:

Best regards,

Marina Konsantinova

Emails: obliss@protonmail.com and orionbliss123456@gmail.com

Telephone: +18498593819

Sincerely,	/s/ _Marina Konstantinova

Marina Konstantinova, President